UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                              Washington, DC 20549

                                  SCHEDULE 13D
                                 (Rule 13d-101)

             INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
     TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO RULE 13d-2(a)

                                (Amendment No.       )*
                                               -----

                                DCAP Group, Inc.
                                (Name of Issuer)

                          Common Stock, $.01 Par Value
                         (Title of Class of Securities)

                                   233065 20 0
                                 (CUSIP Number)

                                 Jack D. Seibald
                              1010 Franklin Avenue
                                    Suite 303
                           Garden City, New York 11530
                                 (516) 746-5718
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                               September 24, 2004
             (Date of Event Which Requires Filing of This Statement)

     If the Filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box [X]

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                               Page 1 of 13 Pages

                                  SCHEDULE 13D

CUSIP No. 233065 20 0

1.       Name of Reporting Person

         Jack D. Seibald

2.       Check the appropriate box if a member of a group         (a) [X]

                                                                  (b) [ ]
3.       SEC Use Only

4.       Source of Funds
         NA (See Item 3 below)

5. Check box if disclosure of legal proceedings is required pursuant to items 2(d) or 2(e)[ ]

6.       Citizenship or Place of Organization
         Netherlands

Number of Shares           7.       Sole Voting Power
Beneficially Owned                  18,750
By Each Reporting
Person With                8.       Shared Voting Power
                                    216,000

                           9.       Sole Dispositive Power
                                    18,750

                           10.      Shared Dispositive Power
                                    229,000

11.      Aggregate Amount Beneficially Owned by Reporting Person
         247,750

12.      Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares
         [X]

13.      Percent of Class Represented by Amount in Row (11)
         9.8%

14.      Type of Reporting Person
         IN

                                  SCHEDULE 13D

CUSIP No.   233065 20 0

1.       Name of Reporting Person

         Stephanie Seibald

2.       Check the appropriate box if a member of a group        (a) [X]

                                                                 (b) [ ]
3.       SEC Use Only

4.       Source of Funds
         NA (See Item 3 below)

5. Check box if disclosure of legal proceedings is required pursuant to items 2(d) or 2(e)[ ]

6.       Citizenship or Place of Organization
         United States

Number of Shares           7.       Sole Voting Power
Beneficially Owned                  -0-
By Each Reporting
Person With                8.       Shared Voting Power
                                    116,000

                           9.       Sole Dispositive Power
                                    -0-

                           10.      Shared Dispositive Power
                                    116,000

11.      Aggregate Amount Beneficially Owned by Reporting Person
         116,000

12.      Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares
         [X]

13.      Percent of Class Represented by Amount in Row (11)
         4.6%

14.      Type of Reporting Person
         IN

                                  SCHEDULE 13D

CUSIP No. 233065 20 0

1.       Name of Reporting Person

         SDS Partners I, Ltd.

2.       Check the appropriate box if a member of a group       (a) [X]

                                                                (b) [ ]
3.       SEC Use Only

4.       Source of Funds
         NA (See Item 3 below)

5. Check box if disclosure of legal proceedings is required pursuant to items 2(d) or 2(e)[ ]

6.       Citizenship or Place of Organization
         Florida

Number of Shares           7.       Sole Voting Power
Beneficially Owned                  -0-
By Each Reporting
Person With                8.       Shared Voting Power
                                    100,000

                           9.       Sole Dispositive Power
                                    -0-

                           10.      Shared Dispositive Power
                                    100,000

11.      Aggregate Amount Beneficially Owned by Reporting Person
         100,000

12.      Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares
         [X]

13.      Percent of Class Represented by Amount in Row (11)
         4.0%

14.      Type of Reporting Person
         PN

                                  SCHEDULE 13D

CUSIP No. 233065 20 0

1.       Name of Reporting Person

         Boxwood FLTD Partners

2.       Check the appropriate box if a member of a group        (a) [X]

                                                                 (b) [ ]
3.       SEC Use Only

4.       Source of Funds
         NA (See Item 3 below)

5. Check box if disclosure of legal proceedings is required pursuant to items 2(d) or 2(e)[ ]

6.       Citizenship or Place of Organization
         Delaware

Number of Shares           7.       Sole Voting Power
Beneficially Owned                  3,000
By Each Reporting
Person With                8.       Shared Voting Power
                                    -0-

                           9.       Sole Dispositive Power
                                    3,000

                           10.      Shared Dispositive Power
                                    -0-

11.      Aggregate Amount Beneficially Owned by Reporting Person
         3,000

12.      Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares
         [X]

13.      Percent of Class Represented by Amount in Row (11)
         0.1%

14.      Type of Reporting Person
         PN

                                  SCHEDULE 13D

CUSIP No. 233065 20 0

1.       Name of Reporting Person

         Stewart Spector

2.       Check the appropriate box if a member of a group       (a) [X]

                                                                (b) [ ]
3.       SEC Use Only

4.       Source of Funds
         NA (See Item 3 below)

5. Check box if disclosure of legal proceedings is required pursuant to items 2(d) or 2(e)[ ]

6.       Citizenship or Place of Organization
         United States

Number of Shares          7.       Sole Voting Power
Beneficially Owned                 11,935
By Each Reporting
Person With               8.       Shared Voting Power
                                   100,000

                          9.       Sole Dispositive Power
                                   -0-

                          10.      Shared Dispositive Power
                                   111,935

11.      Aggregate Amount Beneficially Owned by Reporting Person
         111,935

12.      Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares
         [X]

13.      Percent of Class Represented by Amount in Row (11)
         4.4%

14.      Type of Reporting Person
         IN

                                  SCHEDULE 13D

CUSIP No. 233065 20 0

1.       Name of Reporting Person

         Barbara Spector

2.       Check the appropriate box if a member of a group       (a) [X]

                                                                (b) [ ]
3.       SEC Use Only

4.       Source of Funds
         NA (See Item 3 below)

5. Check box if disclosure of legal proceedings is required pursuant to items 2(d) or 2(e)[ ]

6.       Citizenship or Place of Organization
         United States

Number of Shares           7.       Sole Voting Power
Beneficially Owned                  3,000
By Each Reporting
Person With                8.       Shared Voting Power
                                    100,000

                           9.       Sole Dispositive Power
                                    -0-

                           10.      Shared Dispositive Power
                                    103,000

11.      Aggregate Amount Beneficially Owned by Reporting Person
         103,000

12.      Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares
         [X]

13.      Percent of Class Represented by Amount in Row (11)
         4.1%

14.      Type of Reporting Person
         IN

                                  SCHEDULE 13D

CUSIP No. 233065 20 0

1.       Name of Reporting Person

         Karen Dubrowsky IRA

2.       Check the appropriate box if a member of a group      (a) [X]

                                                               (b) [ ]
3.       SEC Use Only

4.       Source of Funds
         NA (See Item 3 below)

5. Check box if disclosure of legal proceedings is required pursuant to items 2(d) or 2(e)[ ]

6.       Citizenship or Place of Organization
         United States

Number of Shares           7.       Sole Voting Power
Beneficially Owned                  4,000
By Each Reporting
Person With                8.       Shared Voting Power
                                    -0-

                           9.       Sole Dispositive Power
                                    -0-

                           10.      Shared Dispositive Power
                                    4,000

11.      Aggregate Amount Beneficially Owned by Reporting Person
         4,000

12.      Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares
         [X]

13.      Percent of Class Represented by Amount in Row (11)
         0.2%

14.      Type of Reporting Person
         IN

ITEM 1. Security and Issuer
        -------------------

     The Reporting Persons are making this statement in reference to shares of common stock, par value $.01 per share (the "Common Stock"), of DCAP Group, Inc., a Delaware corporation (the "Company").

     The address of the principal executive offices of the Company is 1158 Broadway, Hewlett, New York 11557.

ITEM 2. Identity and Background.
        -----------------------

     (a) Names of Reporting Persons:

                 Jack D. Seibald ("J. Seibald")
                 Stephanie Seibald ("S. Seibald")
                 SDS Partners I, Ltd. ("SDS")
                 Boxwood FLTD Partners  ("Boxwood")
                 Stewart Spector ("S. Spector")
                 Barbara Spector ("B. Spector")
                 Karen Dubrowsky IRA ("Dubrowsky" and together with J. Seibald,
S. Seibald,  SDS, Boxwood, S. Spector and B. Spector, the "Reporting Persons")

     (b) Residence or business address:

                 J. Seibald
                 ----------
                 1010 Franklin Avenue
                 Suite 303
                 Garden City, New York 11530

                 S. Seibald
                 ----------
                 c/o J. Seibald
                 1010 Franklin Avenue
                 Suite 303
                 Garden City, New York 11530

                 SDS
                 ---
                 43 Hampshire Lane
                 Boynton Beach, Florida 33436

                 Boxwood
                 -------
                 1336 Boxwood Drive West
                 Hewlett Harbor, New York 11557

                 S. Spector
                 ----------
                 43 Hampshire Lane
                 Boynton Beach, Florida 33436

                 B. Spector
                 ----------
                 43 Hampshire Lane
                 Boynton Beach, Florida 33436

                 Dubrowsky
                 ---------
                 36 East Voss Avenue
                 East Rockaway, New York 11518

     (c) J. Seibald: J. Seibald is the Managing Member of Whiteford Advisors LLC, an investment management firm located at 1010 Franklin Avenue, Suite 303, Garden City, New York 11530 and is a registered representative with Sanders Morris Harris, a broker-dealer. J. Seibald is also a director and a member of the Audit Committee, Nominating Committee, Compensation Committee and Insurance Committee of the Board of Directors of the Company.

               S. Seibald: S. Seibald is a homemaker.

               SDS: SDS is a limited partnership organized under the laws of the State of Florida.

               Boxwood: Boxwood is a limited partnership organized under the laws of the State of Delaware.

               S. Spector: S. Spector is retired.

               B. Spector: B. Spector is retired.

               Dubrowsky: Dubrowsky is a homemaker.

     (d) None of the Reporting Persons have been convicted in a criminal proceeding in the last five years.

     (e) None of the Reporting Persons have, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction resulting in a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, Federal or state securities laws or finding any violation with respect to such laws.

     (f) J. Seibald is a citizen of The Netherlands; S. Seibald, S. Spector, B. Spector and Dubrowsky are citizens of the United States of America; SDS is a limited partnership organized under the laws of the State of Florida; and Boxwood is a limited partnership organized under the laws of the State of Delaware.

ITEM 3.  Source and Amount of Funds or Other Consideration.
         -------------------------------------------------

     Reference is made to Item 4 hereof.

ITEM 4.  Purpose of Transaction
         ----------------------

     The securities being reported by this statement were previously reported on a Schedule 13G for an event dated August 30, 2002, as filed on September 6, 2002 with the Securities and Exchange Commission (the "SEC"), and as amended for an event dated December 31, 2003, as filed on February 13, 2004 with the SEC. On September 24, 2004, J. Seibald was elected to the Board of Directors of the Company. As a result, the Reporting Persons are no longer eligible to report their respective holdings on Schedule 13G and are required to file a report of their respective holdings on Schedule 13D.

ITEM 5.  Interest in Securities of the Issuer
         ------------------------------------

     J. Seibald and S. Seibald, jointly, own 113,000 shares of Common Stock, representing approximately 4.5% of the Company's issued and outstanding shares.
J. Seibald and S. Seibald are husband and wife. J. Seibald beneficially owns an additional 18,750 shares of Common Stock that are issuable pursuant to a currently exercisable warrant and 116,000 shares of Common Stock based upon his status as a general partner of Boxwood and pursuant to powers of attorney granted to him, as described in Item 6 hereof. S. Seibald beneficially owns an additional 3,000 shares of Common Stock based upon her status as a general partner of Boxwood as described in Item 6 hereof. SDS owns 100,000 shares of Common Stock (the "SDS Shares"), representing approximately 4.0% of the Company's issued and outstanding shares. Boxwood owns 3,000 shares of Common Stock (the "Boxwood Shares"), representing less than 1% of the Company's issued and outstanding shares. S. Spector holds 6,000 shares of Common Stock in an individual retirement account (the "S. Spector Shares"), representing less than 1% of the Company's issued and outstanding shares. S. Spector beneficially owns an additional 5,935 shares of Common Stock that are issuable pursuant to a currently exercisable warrant (the "S. Spector Warrant"). B. Spector holds 3,000 shares of Common Stock in an individual retirement account (the "B. Spector Shares"), representing less than 1% of the Company's issued and outstanding shares. S. Spector and B. Spector beneficially own an additional 100,000 shares of Common Stock based upon their status as general partners of SDS. Dubrowsky owns 4,000 shares of Common Stock (the "Dubrowsky Shares"), representing less than 1% of the Company's issued and outstanding shares. S. Spector and B. Spector are S. Seibald's parents. Dubrowsky is J. Seibald's sister-in-law. All percentages herein are based upon the 2,512,424 shares of Common Stock of the Company that were issued and outstanding as of September 24, 2004 (based on the Company's Quarterly Report on Form 10-QSB for the period ended June 30, 2004, as adjusted for the Company's one-for-five reverse stock split effective August 26,
2004), plus the number of shares issuable to the particular Reporting Person pursuant to warrants that are currently exercisable.

     The shares of Common Stock reported in this Schedule 13D do not include 24,065 shares of Common Stock issuable upon the exercise of the S. Spector Warrant. The S. Spector Warrant is subject to a conversion cap that precludes the holder thereof and its affiliates and any other persons or entities whose beneficial ownership would be aggregated with the holder's (as determined in accordance with Section 13(d) of the Securities Exchange Act of 1934) (the "Owners") from utilizing its exercise rights to the extent that any of the Owners would beneficially own in excess of 9.999% of the Company's issued and outstanding Common Stock, giving effect to such exercise. The shares of Common Stock reported in this Schedule 13D include 5,935 shares of Common Stock issuable upon the exercise of the S. Spector Warrant (as reflected above) since the exercise of the S. Spector Warrant with respect to such 5,935 shares would not cause any of the Owners to beneficially own in excess of 9.999% of the Company's issued and outstanding Common Stock as of September 24, 2004.

ITEM 6.  Contracts, Agreements, Understandings or Relationships
         with Respect to Securities of the Issuer
         ----------------------------------------

     J. Seibald, S. Seibald, their three children, S. Spector, B. Spector and Dubrowsky are beneficiaries of a trust that is a limited partner of SDS. The general partners of SDS are S. Spector and B. Spector. The general partners of Boxwood are J. Seibald and S. Seibald. SDS, S. Spector, B. Spector and Dubrowsky have each granted to J. Seibald the power-of-attorney to hold, pledge, transfer, assign, sell or otherwise dispose of, by endorsement or otherwise, the SDS Shares, the S. Spector Shares, the B. Spector Shares and the Dubrowsky Shares, respectively. SDS has additionally granted to J. Seibald the power-of-attorney to attend, vote for and otherwise take part in all and any general meetings of the Company, whether ordinary or extraordinary, held by or in connection with the SDS Shares.

ITEM 7.  Material to be Filed as Exhibits
         --------------------------------

     24.1 Power-of-Attorney from SDS to J. Seibald, dated January 28, 2005.
     24.2 Power-of-Attorney from Boxwood to J. Seibald, dated January 28, 2005.
     24.3 Power-of-Attorney  from S. Spector to J.  Seibald,  dated January 28,
          2005.
     24.4 Power-of-Attorney  from B. Spector to J.  Seibald,  dated January 28,
          2005.
     24.5 Power-of-Attorney  from  Dubrowsky to J.  Seibald,  dated January 28,
          2005.
     24.6 Power-of-Attorney from SDS to J. Seibald, dated August 26, 2002.
     24.7 Power-of-Attorney from S. Spector to J. Seibald, dated March 25, 1999.
     24.8 Power-of-Attorney from B. Spector to J. Seibald, dated March 25, 1999.
     24.9 Power-of-Attorney from Dubrowsky to J. Seibald, dated March 25, 1999.
     99.1 Joint Filing Agreement among J. Seibald, S. Seibald, SDS, Boxwood, S. Spector, B. Spector and Dubrowsky, dated January 28, 2005.

                                   SIGNATURES

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


Dated: January 28, 2005                     /s/ Jack D. Seibald
                                            -----------------------------
                                            Jack D. Seibald

                                            /s/ Stephanie Seibald
                                            -----------------------------
                                            Stephanie Seibald


                                            SDS PARTNERS I, LTD.


                                            By: /s/ Jack D. Seibald
                                               --------------------------
                                               Jack D. Seibald, Attorney-in-Fact

                                            BOXWOOD FLTD PARTNERS


                                            By: /s/ Jack D. Seibald
                                               -------------------------
                                               Jack D. Seibald, Attorney-in-Fact


                                            STEWART SPECTOR


                                            By: /s/ Jack D. Seibald
                                               -------------------------
                                               Jack D. Seibald, Attorney-in-Fact


                                            BARBARA SPECTOR


                                            By: /s/ Jack D. Seibald
                                               -------------------------
                                               Jack D. Seibald, Attorney-in-Fact


                                            KAREN DUBROWSKY IRA


                                            By: /s/ Jack D. Seibald
                                               -------------------------
                                               Jack D. Seibald, Attorney-in-Fact